Room 4561
Via fax 011-27-11403-1493

August 25, 2006

Eugene van As
CEO and Chairman
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg 2001
Republic of South Africa

      Re: **Sappi Limited**
               Form 20-F for the Fiscal Year Ended October 2, 2005
               Filed December 20, 2005
               Form 6-K Filed August 11, 2006
               File no. 1-14872

Dear Mr. van As:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Eugene van As
Sappi Limited
August 25, 2006
Page 2

Form 20-F for the Fiscal Year Ended October 2, 2005

Selected Financial Date, page 2

1.   We note your use of EBITDA as a performance measure which excludes a
        number of recurring items. Explain why it is appropriate to present EBITDA as a
        non-GAAP <u>performance</u> measure in your 20-F, considering it excludes recurring
        items. We refer you to Questions 8 and 15 of the Frequently Asked Questions
        Regarding the Use of Non-GAAP Financial Measures (FAQ) and Item 10(e)(i)
        and (ii) of Regulation S-K. Further tell us why you have adjusted net finance
        costs in your computation of EBITDA. Tell us how you considered the guidance
        in Question 14 of the FAQ in determining to label this non-GAAP measure
        EBITDA.

Other

2.   We note that the Company filed Forms S-8 on December 15, 2004 and December
        21, 2005. Tell us what consideration your independent auditors gave to including
        a consent in the Company's Form 20-F for incorporation of their audit opinion in
        the open registration statements.

Form 6-K Filed August 11, 2006

3.   We note you present EBITDA in your 6-K filed August 11, 2006. Tell us how
        you considered Question 8 of FAQ Regarding the Use of Non-GAAP Financial
        Measures to include the following disclosures:

        •   the manner in which management uses the non-GAAP measure to conduct or
            evaluate its business;
        •   the economic substance behind management's decision to use such a measure;
        •   the material limitations associated with use of the non-GAAP financial
            measure as compared to the use of the most directly comparable GAAP
            financial measure;
        •   the manner in which management compensates for these limitations when
            using the non-GAAP financial measure; and
        •   the substantive reasons why management believes the non-GAAP financial
            measure provides useful information to investors.

        Also, tell us why you have not provided a reconciliation of EBITDA to the most
        directly comparable GAAP financial measure pursuant to Item 10(e)(1)(i)(B) of
        Regulation S-K. We also refer you to question 15 of the FAQ.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to

expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief

Cc:
Paul Michalski, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(fax) 212-474-3700